SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212)455-3352	KWALLACH@STBLAW.COM

June 10, 2015

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.
Registration Statement on Form S-1

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-1 (the “Registration Statement”) relating to the proposed initial public offering of the Company’s common stock.

The filing fee in the amount of $58,100 was deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank on June 9, 2015.

Please do not hesitate to contact me at (212) 455-3352 or Hui Lin at (212) 455-7862 with any questions you may have regarding this filing.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach